SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO 7)*

CARACO PHARMACEUTICAL LABORATORIES, LTD.
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

14075T 10 7

(CUSIP Number)

Mr. Dilip S. Shanghvi, Chairman
Sun Pharmaceutical Industries Limited
Acme Plaza, Andheri Kurla Road
Andheri (E) Mumbia 400 059 India

With a copy to:
Fred B. Green, Esq.Bodman LLP
34th Floor, 100 Renaissance Center
Detroit, Michigan 48243
313-259-7777
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2006
(Date of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject to this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e, 13d-1(f)or 13d-1(g), Check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

PAGE 1 OF 13 PAGES

SCHEDULE 13D

CUSIP No. 14075T 10 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Sun Pharmaceutical Industries Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) |_| (b) |_|

3	SEC USE ONLY

4	SOURCE OF FUNDS OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	|_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -(See Item 5)

	8	SHARED VOTING POWER 27,204,680 (includes 10,336,000 shares of Series B Preferred Stock which is convertible into Common Stock) (See Item 5)

	9	SOLE DISPOSITIVE POWER -0- (See Item 5)

	10	SHARED DISPOSITIVE POWER 27,204,680 (includes 10,336,000 shares of Series B Preferred Stock which is convertible into Common Stock) (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,204,680 (includes 10,336,000 shares of Series B Preferred Stock which is convertible into Common Stock)(See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.0%

14	TYPE OF REPORTING PERSON HC, CO

PAGE 2 OF 13 PAGES

SCHEDULE 13D

CUSIP No. 14075T 10 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Dilip S. Shanghvi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) |_| (b) |_|

3	SEC USE ONLY

4	SOURCE OF FUNDS OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	|_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -(See Item 5)

	8	SHARED VOTING POWER 27,204,680 (includes 10,336,000 shares of Series B Preferred Stock which is convertible into Common Stock) (See Item 5)

	9	SOLE DISPOSITIVE POWER -0- (See Item 5)

	10	SHARED DISPOSITIVE POWER 27,204,680 (includes 10,336,000 shares of Series B Preferred Stock which is convertible into Common Stock) (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,204,680 (includes 10,336,000 shares of Series B Preferred Stock which is convertible into Common Stock)(See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|X|

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.0%

14	TYPE OF REPORTING PERSON HC, IN

PAGE 3 OF 13 PAGES

SCHEDULE 13D

CUSIP No. 14075T 10 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Sun Pharma Global, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) |_| (b) |_|

3	SEC USE ONLY

4	SOURCE OF FUNDS OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	|_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -(See Item 5)

	8	SHARED VOTING POWER 18,822,014 (Includes 10,336,000 shares of Series B Preferred Stock which is convertible into Common Stock). (See Item 5)

	9	SOLE DISPOSITIVE POWER -0- (See Item 5)

	10	SHARED DISPOSITIVE POWER 18,822,014 (Includes 10,336,000 shares of Series B Preferred Stock which is convertible into Common Stock). (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,822,014 (Includes 10,336,000 shares of Series B Preferred Stock which is convertible into Common Stock). (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2%

14	TYPE OF REPORTING PERSON CO

PAGE 4 OF 13 PAGES

ITEM 1. SECURITY AND ISSUER.

        This statement relates to the acquisition of Series B Preferred Stock, no par value, which is convertible on a one-for-one basis into the Common Stock, without par value of Caraco Pharmaceutical Laboratories, Ltd., a Michigan corporation (the “Company”). The Common Stock is registered pursuant to Section 12 of the Securities Exchange Act of 1934. The principal executive offices of the Company are located at 1150 Elijah McCoy Drive, Detroit, Michigan 48202

ITEM 2. IDENTITY AND BACKGROUND.

        (a) This statement is being filed jointly pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Act”) by Sun Pharmaceutical Industries Limited, a corporation organized under the laws of India (“Sun”), its wholly owned subsidiary corporation, Sun Pharma Global, BVI, a corporation organized under the laws of the British Virgin Islands (“Sun Global”), and by Dilip S. Shanghvi, the controlling shareholder of Sun. Sun, Sun Global and Mr. Shanghvi are sometimes individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

        Information with respect to the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information by another Reporting Person. By affixing its or his signature to this statement, each of the Reporting Persons agrees that this statement is filed on behalf of such Reporting Person.

Sun and Mr. Shanghvi

        (b) - (c) Sun is a corporation organized under the laws of India. Sun is a specialty pharmaceutical company. Sun's and Mr. Shanghvi's business address is 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India.

        Pursuant to Instruction C to Schedule 13D under the Act, the directors and executive officers of Sun and their respective business addresses and present principal occupations are set forth below:

NAMES, BUSINESS ADDRESSES AND PRINCIPAL OCCUPATIONS OF THE DIRECTORS OF SUN

Name of the Director	Address	Position

Dilip S. Shanghvi	c/o Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	The Chairman & Managing Director

Sudhir V. Valia	c/o Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (East), MUMBAI - 400 059.	Whole-time Director

Sailesh T. Desai	c/o Sun Pharmaceutical Industries Limited, 402, 4th Floor, R. K. Centre, Fatehgunj Main Road, BARODA - 390 002.	Whole-time Director

S. Mohanchand Dadha	c/o Sun Pharmaceutical Industries Limited, 10, Jeypore Nagar, Chennai - 600 086	Director

Hasmukh S. Shah	c/o Sun Pharmaceutical Industries Limited, 402, 4th Floor, R. K. Centre, Fatehgunj Main Road, Baroda - 390 002	Director

Keki Minu Mistry	c/o HDFC Limited, Ramon House, 5th Floor, H. T. Parekh Marg, 169, Backbay Reclamation, Churchgate, Mumbai - 400 020.	Director

Ashwin S. Dani	c/o Asian Paints (India) Limited, 6-A, Shanti Nagar, Santacruz (East), Mumbai - 400055	Director

PAGE 5 OF 13 PAGES

NAMES, BUSINESS ADDRESSES AND PRINCIPAL OCCUPATIONS OF THE EXECUTIVE OFFICERS OF SUN

Harin P. Mehta	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai - 400 059, Maharashtra, India	Vice President

Rakesh Mehta	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai - 400 059 Maharashtra, India	Sr. Vice President, (International Marketing)

Abhay Gandhi	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai - 400 059, Maharashtra, India	Sr. Vice President, (International Marketing)

T. K. Roy	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai - 400 059, Maharashtra, India	Sr. Vice President (Marketing)

Lokesh Sibbal	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai - 400 059, Maharashtra, India	Vice President (Marketing)

Sharda Crishna	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai - 400 059, Maharashtra, India	Vice President (Marketing)

Kirti Ganorkar	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	Vice President (Business Development)

Dr. T. Rajmannar	Sun Pharmaceutical Industries Limited, SPARC, Tandalja, Vadodara 390 020 Gujarat, India	Sr. Vice President (Organic Synthesis)

Vipul Doshi	Sun Pharmaceutical Industries Limited, SPARC, Tandalja, Vadodara-390 020, Gujarat, India	Sr. Vice President (Corporate Quality)

Sampad Bhattacharya	Sun Pharmaceutical Industries Limited, SPARC, Tandalja, Vadodara 390 020, Gujarat, India	Vice President Operations

A. H. Khan	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai - 400 059 Maharashtra, India	Sr. General Manager (Human Resources Development)

D. R. Desai	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai - 400 059 Maharashtra, India	Sr. General Manager (Accounts)

Kamlesh H Shah	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai - 400 059 Maharashtra, India	Company Secretary

PAGE 6 OF 13 PAGES

Sun Global

        (b)-(c) Sun Global is a corporation organized under the laws of the British Virgin Islands. Sun Global is a trading company and is a wholly-owned subsidiary of Sun. Sun Global’s business address is Akara Building, 24 De Castro Street, Wickhams Clay 1 Road, Town Tortola, British Virgin Islands.

        Pursuant to Instruction C to Schedule 13D under the Act, the directors of Sun Global and their respective business addresses and present principal occupations are set forth below (there are no executive officers):

Names of the Directors	Address	Position

Dilip S. Shanghvi	c/o Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	Director of Sun Global

Sudhir V. Valia	c/o Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (East), Mumbai 400 059	Director of Sun Global

Sunil Gandhi	SuGandhManagement, Consultancy, P.O. Box 12850, Dubai, UAE	Director of Sun Global and Financial Consultant

Surendra Joshi	PO Box 696, Muttrah, Post Code No. 114, Sultanate of Oman	Director of Sun Global

Rajendra Purshotam Ashar	PO Box 526, Muttrah, Post Code No. 131, Ai Hamriya, Sultanate of Oman	Director of Sun Global

        (d) To the best of its belief and based upon the information available to the respective Reporting Person, none of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

PAGE 7 OF 13 PAGES

        (e) To the best of its belief and based upon the information available to the respective Reporting Person, none of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation relating to such laws.

        (f) Sun is a corporation organized under the laws of India and each of its executive officers and directors named in this Item 2 are citizens of India. Sun Global is a corporation organized under the laws of the British Virgin Islands and each of its executive officers and directors named in this Item 2 are citizens of India.

Item 3. Source and Amount of Funds or Other Considerations.

        The Company and Sun Global entered into an agreement (the “Agreement”) in November, 2002 pursuant to which, during a 5 year period, Sun Global is required to transfer and to sell to the Company the technology for up to 25 generic pharmaceutical products consisting of ANDAs (abbreviated new drug applications), in exchange for 544,000 shares of Series B Preferred Stock for each product at the time a product passes its bio-equivalency studies.

        Pursuant to the Agreement, in addition to previously disclosed on Schedule 13D issuances of Series B Preferred Stock to Sun Global, the Company issued 544,000 Series B Preferred Stock to Sun Pharma Global , Inc. as of February 23, 2006.

Item 4. Purpose of Transaction

        The purpose of the Agreement is to provide the Company with new products without impacting cash flow. Under the Agreement, Sun Global receives 544,000 shares of Series B Preferred Stock, no par value (convertible on a one-for-one basis into shares of Common Stock after a 3 year holding period or immediately upon a change in control) in exchange for a product that passes bio-equivalency studies. The Series B Preferred Stock is not entitled to vote and does not currently pay a dividend.

        At this time, except as disclosed above, the Sun has no immediate plans or proposals, which relate to or would result in:

1).	the acquisition by any person of additional securities of the issuer, or the disposition of securities of the Company;

2).	an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company;

3).	a sale or transfer of a material amount of assets of the Company;

4).	any change in the present board of directors or management of the Company, including any plans to change the number or term of directors or to fill any existing vacancies on the Board;

5).	any material change in the present capitalization or dividend policy of the Company;

6).	any other material change in the Company’s business or corporate structure;

PAGE 8 OF 13 PAGES

7).	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

8).
causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

9).	the Common Stock becoming eligible for termination pursuant to Section 12(g)(4) of the Act; or

10).	any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

        The following information is provided in response to Item 5 of Schedule 13D and is based on information from the Company as to the number of shares of common stock outstanding as of February 28, 2005.

Sun, Mr. Shanghvi and Sun Global

        (a)-(b) Sun

(i)	Sole Voting Power

- 0 -

(ii)	Shared Voting Power

27,204,680 (includes 10,336,000 shares of Series B Preferred Stock which is convertible into Common Stock)

(iii)	Sole Dispositive Power

- 0 -

(iv)	Shared Dispositive Power

27,204,680 (includes 10,336,000 shares of Series B Preferred Stock which is convertible into Common Stock)

(v)	Aggregate Amount Beneficially Owned

27,204,680 (includes 10,336,000 shares of Series B Preferred Stock which is convertible into Common Stock)

(vi)	Percent of Class

74.0%

PAGE 9 OF 13 PAGES

        *Includes the shares of Common Stock and Series B Preferred Stock owned by Sun Global.

Shanghvi

(i)	Sole Voting Power

- 0 -

(ii)	Shared Voting Power

27,204,680 (includes 10,336,000 shares of Series B Preferred Stock which is convertible into Common Stock)

(iii)	Sole Dispositive Power

- 0 -

(iv)	Shared Dispositive Power

27,204,680 (includes 10,336,000 shares of Series B Preferred Stock which is convertible into Common Stock)

(v)	Aggregate Amount Beneficially Owned

27,204,680 (includes 10,336,000 shares of Series B Preferred Stock which is convertible into Common Stock)

(vi)	Percent of Class

74.0%

Sun Global

(i)	Sole Voting Power

- 0 -

(ii)	Shared Voting Power

18,822,014 (includes 10,336,000 shares of Series B Preferred Stock which is convertible into Common Stock)

(iii)	Sole Dispositive Power

- 0 -

(iv)	Shared Dispositive Power

18,822,014 (includes 10,336,000 shares of Series B Preferred Stock which is convertible into Common Stock)

(v)	Aggregate Amount Beneficially Owned

18,822,014 (includes 10,336,000 shares of Series B Preferred Stock which is convertible into Common Stock)

(vi)	Percent of Class

51.2%

        c). Since the last filed Schedule 13D by the reporting persons, as disclosed in Item 3, Sun Global, in exchange for the delivery of a new product to the Company, acquired 544,000 shares of Series B Preferred Stock as of February 23, 2006. In the event of the dissolution of Caraco, such shares have a preference value of $9.38 per share.

PAGE 10 OF 13 PAGES

        d). No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

        e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        The Company and Sun Global are subject to a Products Agreement dated November 21, 2002 pursuant to which Sun Global is required to transfer and sell to the Company the technology for up to 25 generic pharmaceutical products consisting of ANDAs (abbreviated new drug applications) in exchange for 544,000 shares of Series B Preferred Stock for each product. At this time, a total of nineteen (19) products have passed their respective bio-equivalency studies and have been transferred and delivered to the Company pursuant to the Products Agreement.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 02, 2006

          /s/ Dilip S. Shanghvi
          ———————————————————
          Dilip S. Shanghvi

SUN PHARMACEUTICAL INDUSTRIES LIMITED

By:   /s/ Dilip S. Shanghvi
—————————————————————
          Dilip S. Shanghvi
          Managing Director

SUN PHARMA GLOBAL, INC.

By:  /s/ Dilip S. Shanghvi
—————————————————————
          Dilip S. Shanghvi
          Director

PAGE 11 OF 13 PAGES

EXHIBIT INDEX

Exhibit	Description

1	Joint Statement Agreement

PAGE 12 OF 13 PAGES

EXHIBIT 1

SCHEDULE 13D JOINT FILING AGREEMENT

        The undersigned and each other person executing this joint filing agreement (this “Agreement”) agree as follows:

        (i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

        (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained herein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

        This Agreement may be executed, in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

DATED: March 2, 2006

          /s/ Dilip S. Shanghvi
          ———————————————————
          Dilip S. Shanghvi

SUN PHARMACEUTICAL INDUSTRIES LIMITED

By:   /s/ Dilip S. Shanghvi
—————————————————————
          Dilip S. Shanghvi
          Managing Director

SUN PHARMA GLOBAL, INC.

By:  /s/ Dilip S. Shanghvi
—————————————————————
          Dilip S. Shanghvi
          Director

PAGE 13 OF 13 PAGES